FILE NO. 70-9447


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 -------------------------------------------

                         CERTIFICATE PURSUANT TO RULE 24

                ---------------------------------------------

                            Consolidated Edison, Inc.
                                 4 Irving Place
                            New York, New York 10003

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None

                (Name of top registered holding company parent
                       of each applicant or declarant)

Peter A. Irwin                                      John L. Carley
Consolidated Edison, Inc.                           Orange and Rockland
4 Irving Place                                        Utilities, Inc.
New York, New York  10003                           One Blue Hill Plaza
                                                    Pearl River, New York 10965
(212) 460-4600                                      (914) 352-6000

                   (Name and address of agents for service)

The Commission is requested to mail copies of all notices, orders and communications in connection with this Certificate to:
                                 J.A. Bouknight
                                Douglas G. Green
                                 James B. Vasile
                              Steptoe & Johnson LLP
                           1330 Connecticut Avenue, NW
                           Washington, D.C. 20036-1795
                                 (202) 429-3000


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20545


                            CONSOLIDATED EDISON, INC.
                         CERTIFICATE PURSUANT TO RULE 24

      This Certificate is filed by Consolidated Edison, Inc. ("CEI"), a New York corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended ("Act") in connection with the transaction proposed in the Form U-1 Application or Declaration, as amended, ("Application") of CEI in File No. 70-9447. The transaction was authorized by Order of the Securities and Exchange Commission ("SEC") dated May 13, 1999, Rel. No. 35-27021 ("Order). CEI hereby certifies the matters set forth below pursuant to Rule 24 of the SEC rules under the Act:

      1. On July 8, 1999, Orange and Rockland Utilities, Inc. ("Orange and Rockland"), a New York public utility company and a holding company, was merged with and into C Acquisition Corp., with Orange and Rockland continuing as the surviving corporation and becoming a wholly-owned subsidiary of CEI, pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 (the "Merger"). Through the Merger CEI also indirectly acquired all of the issued and outstanding stock of Rockland Electric Company, a New Jersey corporation and an electric utility company, and Pike County Light & Power Company, a Pennsylvania corporation and an electric and gas utility company under the Act.

      2. As consideration for the Merger, each share of Orange and Rockland common stock was cancelled and converted into the right to receive $58.50 in cash, without interest ("Merger Consideration") payable to the holder of such share upon surrender. All preferred stock and preference stock of Orange and Rockland was redeemed at a redemption price equal to the respective price set forth in Orange and Rockland's restated Certificate of Incorporation, together with all dividends accrued and unpaid to the date of redemption.

      3. The Merger became effective on July 8, 1999 ("Effective Date"), when the certificate of merger was delivered and filed by the Department of State of the State of New York. On July 8, 1999, CEI designated The Bank of New York as Paying Agent to effect the payment of the Merger Consideration. The Paying Agent has mailed to each holder of record of a certificate or certificates (which immediately prior to the Effective Date represented outstanding shares of common stock of Orange and Rockland that were cancelled and became instead the right to receive the consideration for the Merger) instructions for effecting the surrender of the certificates in exchange for the Merger Consideration. Upon surrender of the certificates the holders will be entitled to receive the Merger Consideration.

      4. The transaction approved by the SEC has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

      5. Filed herewith as Exhibit F-2 is the "past tense" legal opinion of counsel in accordance with paragraph d (2) of the Instructions As To Exhibits to Form U-1.


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                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act, the undersigned Company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.
                                          CONSOLIDATED EDISON, INC.

Date: August 4, 1999                            By:  /s/ Peter A. Irwin
                                                         Peter A. Irwin

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                                                   Exhibit F-2

                            Consolidated Edison, Inc.
                                 4 Irving Place
                            New York, New York 10003


                                                      August 4, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE:  Consolidated Edison, Inc.
                    Form U-1 Application-Declaration (File No. 70-9447)

Ladies and Gentlemen:

            Reference is made to the Form U-1 Application (the "Application"), under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by Consolidated Edison, Inc. ("CEI"), a New York corporation, with respect to the acquisition of all the common stock of Orange and Rockland Utilities, Inc. ("Orange and Rockland") for $58.50 per share in cash and the merger of Orange and Rockland with C Acquisition Corp., a wholly owned subsidiary of CEI, after which Orange and Rockland became a wholly owned subsidiary of CEI (the "Transaction"), and the Order of the United States Securities and Exchange Commission ("the Commission"), dated May 13, 1999, (Rel. No. 35-70-0447). Capitalized terms used in this letter but otherwise not defined shall have the meanings ascribed to such terms in the Application. I am furnishing this opinion to you in connection with CEI's Rule 24 Certificate (the "Rule 24 Certificate") which CEI is filing with the Commission under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transaction.

            I am an attorney licensed in the State of New York and am the Senior Vice President, General Counsel and chief legal officer of CEI and of its principal subsidiary, Consolidated Edison Company of New York, Inc. ("Con Edison"). I and other members of the Con Edison's Law Department have represented CEI in connection with the Application and I am familiar with the corporate proceedings taken by CEI and by O&R in connection with the Transaction as described in the Application.

    I have examined originals, or copies certified to my satisfaction, of such corporate records of CEI and O&R and other instruments, agreements and documents as I have deemed it necessary to examine as a basis for the opinions hereinafter expressed. In such examination I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon representations of officers of CEI and Orange and Rockland and other appropriate persons and statements contained in the Application and the exhibits thereto. I am not a member of either the New Jersey bar or the Pennsylvania bar and do not hold myself out as an expert on the law of the State of New Jersey or the Commonwealth of Pennsylvania. As to matters governed by the laws of New Jersey and Pennsylvania, I am relying solely on an examination of orders of the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission.



    Based upon the foregoing I am of the opinion

1. The laws of the States of New York and New Jersey, and the Commonwealth of Pennsylvania applicable to the Transaction have been complied with.

2. CEI is a corporation validly organized and duly existing under the laws of the State of New York.

3. Orange and Rockland is a corporation validly organized and duly existing under the laws of the State of New York.

4. CEI has legally acquired all of the shares of common stock of Orange and Rockland in the Transaction.

5. All shares of common stock of Orange and Rockland are validly issued, fully paid and nonassessable, and the holder thereof, CEI, is entitled to the rights and privileges appertaining thereto set forth in Orange and Rockland's Restated Certificate of Incorporation.

6. The consummation of the Transaction did not violate the legal rights of the holders of any securities issued respectively by CEI or its subsidiaries or Orange and Rockland or its subsidiaries.

    I hereby consent to the use of this opinion as an exhibit in connection with the rule 24 Certificate.

                                           Very truly yours,

                                           s\John D. McMahon
                                           John D. McMahon
                                          Senior Vice President
                                          and General Counsel